EXHIBIT 99.1

PRESS RELEASE

SHANGHAI CENTURY ACQUISITION CORPORATION
ANNOUNCES IT WILL NOT BE FILING FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007

New York, NY., July 15, 2008. Shanghai Century Acquisition Corporation (AMEX: SHA) At the Company’s July 8, 2008 General Extraordinary Meeting of the Shareholders, Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, were appointed to serve as liquidators of the Company. The liquidators’ responsibilities include the settling any outstanding creditor claims and making a pro rata distribution to the holders of securities issued in the Company’s April 28, 2006 initial public offering (the “IPO”), from the trust account (the “Trust Account”) into which the net proceeds of the IPO were deposited (plus (i) one-half of the interest earned on the Trust Account and (ii) any remaining net assets) The per share distribution amount will not be determined until after the liquidators have evaluated and paid the creditors’ claims and may be less than the IPO price of US$8.00 per unit. As of May 31, 2008, approximately US$114,500,000 was held in the Trust Account and invested in money market funds.

The Company’s annual report on Form 20-F for the year ended December 31, 2007 was initially due on June 30, 2008. The filing of Form 20-F is a requirement for the Company’s continued listing on the American Stock Exchange ("AMEX"). The Company has today received a notice from AMEX regarding this delinquent filing and that it is not in compliance with sections 134 and 1101 of the AMEX Company Guide. The liquidators have determined that a Form 20-F for the year ended December 31, 2007 will not be filed for the following reasons: the Company is in the process of liquidation and additional expenses should be minimized to allow for a larger distribution to shareholders and the Company’s major asset as of December 31, 2007 was the Trust Account and information with respect thereto has been given to shareholders.

Shanghai Century Acquisition Corporation was formed for the purpose of acquiring an operating business. In April 2006 the Company raised US$115 million in its IPO of which approximately $110 million was deposited into the Trust Account. Since the Company’s proposed acquisition was not approved by its shareholders, the Company is required to liquidate and dissolve in accordance with its charter and applicable law.

Company Contact:

Cosimo Borrelli, Managing Director
Borrelli Walsh Limited
Level 14, Tower 1, Admiralty Centre,
18 Harcourt Road, Hong Kong
Tel : +852 3761 3888